FINANCIAL STATEMENT

Transamerica Investors Securities Corporation
Year Ended December 31, 2019
With Report of Independent Registered Public
Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/19   AND ENDING   12/31/19

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Transamerica Investors Securities Corporation

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Mamaroneck Avenue

                                               (No. and Street)

Harrison   NY   10528

         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi   (914) 627-3649

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

                                  (Name – *if individual, state last, first, middle name*)

1 N. Wacker Drive,   Chicago   Illinois   60606

      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    (X)... Certified Public Accountant

    ( )... Public Accountant

    ( )... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Oath or Affirmation

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Investors Securities Corporation as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Enna M. Calvi
Financial Principal



Notary
Public

David R. Feibusch
Notary Public, State of New York
Commissioned in Westchester County
No. 01FE6003084
Commission Expires Feb. 23 2022

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
( )... (c) Statement of Income.
( )... (d) Statement of Cash Flows.
( )... (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )... (g) Computation of Net Capital.
( )... (h) Statement regarding SEC Rule 15c3-3.
( )... (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (l) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
(X)... (m) An Oath or Affirmation.
( )... (n) A copy of the SIPC Supplemental Report.
( )... (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( )... (p) Exemption Report required by SEC Rule 17a-5(d)(1).
(X)... (q) Report of Independent Registered Public Accounting Firm.

*_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

TRANSAMERICA INVESTORS SECURITIES CORPORATION
FINANCIAL STATEMENT
Year Ended December 31, 2019

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Transamerica Investors Securities Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Transamerica Investors Securities Corporation (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2020

We have served as the Company's auditor since 2014.

TRANSAMERICA INVESTORS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2019

Assets

Cash	$	19,549
Commissions and concessions receivable		5,357
Commissions and concessions receivable from affiliates		1,817
Prepaid expenses and other assets		701
Due from affiliates		192
Deferred tax asset		114
Total assets	**$**	**27,730**

Liabilities and stockholder's equity

Liabilities

Marketing and distribution expenses payable		1,287
Payable to Parent under tax allocation agreement		409
Other liabilities		355
Total liabilities		**2,051**

Stockholder's equity

Common stock, one dollar par value, 1,000 shares authorized, issued and outstanding		1
Additional paid-in capital		9,056
Retained earnings		16,622
Total stockholder's equity		**25,679**
Total liabilities and stockholder's equity	**$**	**27,730**

The accompanying notes are an integral part of this financial statement

TRANSAMERICA INVESTORS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Investors Securities Corporation (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions LLC ("Transamerica"), an indirect wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of the financial statement in conformity to U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash

Cash includes cash on hand and on deposit. Bank overdrafts and certain short-term borrowings are classified as liabilities. At December 31, 2019, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance.

Commissions and Concessions Receivable

Commissions and concessions receivable represent the accruals for variable annuity contracts and 12b-1 or other service fees on non-affiliated mutual funds earned but not yet received.

Commissions and Concessions Receivable from Affiliates

Commissions and concessions receivable from affiliates represents the accruals for 12b-1 or other service fees on affiliated mutual funds earned but yet not received. Included also is the reimbursement from Transamerica Financial Life Insurance Company ("TFLIC") and Transamerica Life Insurance Company ("TLIC") for affiliated variable annuities commissions paid on their behalf by Transamerica in terms of the paymaster agreement. The Company reimburses Transamerica the full amount of the commissions at the time of payment. TFLIC and TLIC also reimburses the Company for a portion of the commissions related to insurance products paid on the respective insurer's behalf.

Prepaid Expenses and Other Assets

Prepaid expenses consists of FINRA renewals where these fees are amortized over the term of the coverage period. Whereas other assets consist of monthly FINRA licensing fees paid directly through the FINRA Central Registration Depository account.

Due from Affiliates

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, and other miscellaneous expenses. The Company incurs affiliated interest expenses on these balances.

Deferred Tax Asset

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted statutory tax rate. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period.

Marketing and Distribution Expenses Payable

Marketing and distribution expenses payable represents the accruals from commissions to brokers due but not yet paid.

Other Liabilities

Other liabilities consist of audit accruals, FINRA advertising, and revenue assessment accruals as expenses incurred but not yet paid. Outstanding drafts are uncashed commission payments to brokers. These are considered other liabilities.

3. Receivables from Contracts with Customers

Brokerage Commissions Receivable

The beginning balance of receivables related to brokerage commissions was $98 whereas the ending receivable balance of $98 was reflected under commissions and concessions receivable from affiliates on the Statement of Financial Condition.

Distribution Fees Receivable

The beginning balance of the receivables related to distribution fees was $7,238 whereas the ending receivable balance of $7,076 was reflected under commissions and concessions receivable and commissions and concessions receivable from affiliates on the Statement of Financial Condition.

(Dollars in thousands)

4. Income Taxes

At December 31, 2019, the Company recorded deferred tax assets of $114 which consist of compensation and benefit accruals.

The Company settles all accrued income taxes that are not cash settled under the tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

		2019
State	$	247
Federal		65
Total contribution (dividend)	**$**	**312**

The Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return.

The company recognized no penalty or interest expense in its financial statement for the year ended December 31, 2019.

The Company has no federal income tax returns currently under examination. The Internal Revenue Service completed its examination for years 2009 through 2013 resulting in tax return adjustments for which an appeals conference was requested. Federal income tax returns filed in 2014 through 2018 remain open, subject to potential future examination. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions. A tax return has not been filed for 2019.

5. Related Party Transactions

The Company has an agreement with Transamerica Capital, Inc. ("TCI") to receive 12b-1 fees with respect to certain series of Transamerica Funds, an affiliated mutual fund group which are advised by Transamerica Asset Management, Inc. ("TAM") and distributed by TCI, both affiliates. The Company has $1,719 due but not received 12b-1 fees as of year ended December 31, 2019 reflected in commissions and concessions receivable from affiliates on the Statement of Financial Condition.

The Company is a party to a commission reimbursement agreement with affiliated companies, TFLIC and TLIC where the insurance companies agree to reimburse expenses incurred by the Company in the payment of registered variable annuity commissions. The Company has $98 of amounts commissions and concessions receivable from affiliates on the Statement of Financial Condition, which have been paid but are not yet reimbursed by insurance companies.

(Dollars in thousands)

The Company is a party to a cost-sharing agreement between the Parent and affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of the Parent and represents an allocation of shared expenses among several affiliates. The Company has a $192 receivable related to shared expenses as of year ended December 31, 2019 reflected in due from affiliates on the Statement of Financial Condition.

The Company incurred sales bonus and incentive compensation expenses related to Transamerica and TLIC registered representatives. The Company has $453 due but unpaid expenses as of year ended December 31, 2019 reflected in marketing and distribution expenses payable on the Statement of Financial Condition.

The Company recorded marketing and distribution expense related to commissions paid to affiliated companies, TFLIC and TLIC in payment of registered variable annuity commissions for the year ended December 31, 2019 is $98 due but unpaid expenses as of year ended December 31, 2019 reflected in marketing and distribution expenses payable on the Statement of Financial Condition.

The Company is party to an agreement with Transamerica Funds, affiliated mutual fund groups which are advised by TAM. The Company has $38 due but unpaid expenses for the year ended December 31, 2019 reflected in marketing and distribution expenses payable on the Statement of Financial Condition.

During 2019, the Company paid dividends of $10,000 to its Parent. During 2019, the Company received capital contributions of $312 from its Parent, pursuant to the tax sharing agreement, which represents a benefit that the Company earned based off the participation of the consolidated tax return with the Parent.

6. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable that the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2019 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

The Company does not have an existing liability for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

7. Subsequent Events

The financial statement is adjusted to reflect events that occurred between the balance sheet date and the date when the financial statement is issued, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment to the financial statement. No subsequent events have been identified that require adjustment to or disclosure in the financial statement.